Exhibit 99.1

Golden Star Enters into Financing Facility

TORONTO, March 30, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announces that its subsidiary, Golden Star (Wassa) Limited ("GSWL"), has signed a commitment letter for a $25 million secured loan facility (the "Facility") with Ecobank Ghana Limited ("Ecobank").

GSWL has twelve months from the date of the commitment letter to drawdown the Facility, if it wishes to do so, and the Facility will be repayable within 60 months of initial drawdown. There are no early prepayment penalties. Interest on amounts drawn under the Facility would be payable monthly at three month LIBOR plus a spread of 8.0% payable in arrears.

The Company anticipates that any drawdowns from the Facility would be used for general working capital purposes.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"Arranging this financing facility is another building block in Golden Star's transition into a low risk, mid-tier gold producer. We are continuing to strengthen the Company on all fronts and ensuring we have access to low cost capital in advance of any such need is part of this process."

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in mid-2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

Cautionary note regarding forward-looking information

Some statements contained in this news release are "forward looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. . Forward looking statements and information include, but are not limited to, statements and information regarding: the use of drawdowns under the Facility; the timing of the commencement of commercial production at the Prestea Underground Gold Mine; 2017 production guidance; and the ability to transition into a high grade, low cost producer. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Factors that could cause actual results to differ materially include: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2016. Additional and/or updated factors will be included in our annual information form for the year ended December 31, 2016 which will be filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

SOURCE Golden Star Resources Ltd.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/30/c1549.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 30-MAR-17